UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 20, 2007

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Index

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Savings Program for Employees of
Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, CT
June 20, 2007

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
At December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value (Note 4)		
Participant directed	$ 3,387,717	$ 2,235,344
Non-participant directed	-	1,226,563
Participant loans, at cost	385,574	175,112
Total Investments	3,773,291	3,637,019
Receivables		
Employer contributions	25,708	22,804
Employee contributions	4,454	3,633
Due from broker for securities	23,427	-
Dividends & interest	1,217	1,735
Total Receivables	54,806	28,172
Total Assets	3,828,097	3,665,191
Liabilities		
Contribution payable to participants	2,651	-
Net Assets Available for Benefits	$ 3,825,446	$ 3,665,191

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to Net Assets	
Contributions:	
Participant	$ 359,716
Employer	104,361
	464,077
Investment income:	
Net appreciation in fair value of investments (Note 4)	416,362
Dividends	66,590
Interest	1,546
	484,498
Total Additions to Net Assets	948,575
Deductions from Net Assets	
Benefit payments	788,320
Increase in Net Assets	160,255
Net Assets Available for Benefits	
Beginning of year	3,665,191
End of year	$3,825,446

The accompanying notes are an integral part of these financial statements.

Note 1 - Inception of the Plan
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") was established on March 1, 1995 by Praxair Puerto Rico B.V. (the "Company").

Note 2 - Description of the Plan
The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements if unionization were to occur.

General
The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Administrator"). The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
All employees employed on the effective date of March 1, 1995 were automatically eligible to participate in the Plan. An employee hired after that date must meet certain requirements. An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions
Participants contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute up to 10% of their compensation on either a before-tax and/or after-tax basis. Participant's before-tax contributions are limited, however, to the lesser of 10% of their compensation or an annual statutory amount, which amounted to $8,000 in 2006 and 2005.

The Company's matching contributions are made to participants' accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2.5% of a participant's compensation contributed to the Plan and 40% of the next 2.51% to 7.5% of the participant's compensation contributed to the Plan.

As of June 1, 2006, all Plan participants are permitted to direct the investments of their account balance among any available investment options under the Plan. Prior to June 1, 2006, all matching contributions made to the Plan on behalf of the participants were invested in Praxair, Inc. Common Stock Fund and participant-direction was restricted.

Vesting
Employees are at all times fully vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

Investment Options
Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds
Government Securities
Cash Equivalents
Praxair, Inc. Common Stock Fund*

* Party-in-interest

Participants may change the amount or the investment direction of their contributions at any time.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following the later of the year, in which a participant attains age 70½ or retires from service with the Company.

Loans
The Plan generally permits participants to borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balances. Certain other restrictions apply, as defined in the Plan's provisions. Participants are permitted to have only one loan outstanding at any time.

Loans may be repaid during fixed terms not to exceed five years (longer if used to purchase a primary residence). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at a fixed rate since Plan inception of 9% for 2006 and 2005.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator and a segregated account is established. This accounts shares in the allocation of trust income and loss on a segregated basis. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. The Trustee shall continue to maintain this segregated account until the participant, beneficiary or person entitled to the benefit makes application or the benefit reverts by escheat to the state, whichever occurs first.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant's accounts are credited with participant contributions, contributions from the Company and an allocation of Plan earnings, based on participants' account balances, and charged for withdrawals.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Contribution Payable
The Plan is required to return contributions received during the Plan year in excess of the limit established by the Department of Treasury

Note 4 – Investments

Individual investments held by the Plan that exceed five percent or more of the Plan's net assets available for benefits at December 31, 2006 and 2005, respectively, are noted below:

	December 31	
	2006	2005
Praxair, Inc. Common Stock Fund	$ 2,414,553	$ 2,332,041
Participant Loans	$ 385,574	*
Fidelity Equity Income II Fund	$ 370,140	$ 364,457
Federated Investor Max-Cap Fund	$ 288,289	$ 264,517
Pimco Fds Pac Investment Management Service	$ 200,638	$ 229,024
Federated Government Obligations	*	$ 239,498

* Not applicable, investment amount is below five percent

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31, 2006
Praxair, Inc. Common Stock Fund	$ 336,414
Mutual Funds	81,414
Government Securities	(1,466)
	$ 416,362

Note 5 - Non-Participant Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

	December 31, 2006	December 31, 2005
Net Assets:		
Praxair, Inc. Common Stock Fund (employer match)	$ -	$ 1,226,563

	Year Ended December 31, 2006
Changes in net assets:	
Contributions	$ 28,821
Dividends	17,815
Net appreciation	5,093
Benefits paid to participants	(111,953)
Transfers to participant-directed investments (Note2)	(1,166,339)
	$ (1,226,563)

Note 6 - Tax Status
The Plan qualifies under sections 165(a), (e), and (g) of the Puerto Rico Income Tax Act of 1994 and complies with all applicable requirements of both Title I of ERISA and the Puerto Rico Income Tax Act of 1994. Although the Plan has been amended since the date it was submitted, the Plan administrator and the Plan's tax counsel believe that in design and operation, it continues to operate in compliance with the applicable law.

Note 7 - Plan Expenses
Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2006, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 8 – Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair, Inc. Common Stock Fund	Stock Fund	**	$ 2,414,553
	Fidelity Equity Income II Fund	Mutual Fund	**	370,140
	Federated Investor Max-Cap Fund	Mutual Fund	**	288,289
	Pimco Fds Pac Investment Management Service	Mutual Fund	**	200,638
	Federated Government Obligations	Government Securities	**	46,666
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	38,930
	Harbor Capital Appreciation Fund	Mutual Fund	**	15,429
	Blackrock Aurora Portfolio Fund	Mutual Fund	**	13,072
*	Participant Loans	Rate of 9%; various maturities	**	385,574
	Total assets held for investment purposes			$3,773,291

* Party-in-interest

** Cost information is not required for participant directed investments and therefore, is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 20, 2007

By: ______________________
Anthony Wallace, Managing Director, Praxair Puerto Rico, Inc. and member of Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the financial statements of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies, which appears in this Form 11-K.

June 20, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the financial statements of The Savings Program for Employees of Praxair Puerto Rico B.V. and its Participating Subsidiary Companies which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 20, 2007

END